Exhibit 24

CONFIRMING STATEMENT

This Statement confirms that the undersigned, Mark V. Shoen, has authorized and designated Stuart M. Shoen to execute and file on the undersigned’s behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of AMERCO. The authority of Stuart M. Shoen under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to his ownership of or transactions in securities of AMERCO, unless earlier revoked in writing. The undersigned acknowledges that Stuart M. Shoen is not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: December 1, 2020
/s/ Mark V. Shoen
Mark V. Shoen